UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED UNLESS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE, AND THE CORPORATION AND ITS TRANSFER AGENT HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THEM TO SUCH EFFECT.

Void after 5:00 p.m. (Toronto time) on the Expiry Date.

WARRANT

For the purchase of Common Shares of

SPHERE 3D CORP.
(Organized under the laws of Ontario)

Number of Warrants: 1,541,768	Warrant Certificate No. 34

This is to certify that, for value received, OPUS BANK, 19900 MacArthur Boulevard, 12th Floor, Irvine, California 92612 (the "Holder"), shall have the right to purchase from Sphere 3D Corp. (the "Corporation"), at any time and from time to time up to 5:00 p.m. (Toronto time) (the "Expiry Time") on April 6, 2022 (the "Expiry Date"), as amended herein, one fully paid and non-assessable common share in the capital of the Corporation (a "Common Share") for each Warrant (individually, a "Warrant") represented hereby at a price of US$1.30 per Common Share (the "Exercise Price"), upon and subject to the terms and conditions set forth herein. The term “Effective Date” shall mean April 6, 2016.

1.        For the purposes of this Warrant Certificate, the term "Common Shares" means common shares without par value in the capital of the Corporation as constituted as of the date hereof, provided that in the event of a subdivision, redivision, reduction, combination or consolidation thereof or any other adjustment under section 9 hereof, or successive such subdivisions, redivisions, reductions, combinations, consolidations or other adjustments, then subject to the adjustments, if any, having been made in accordance with the provisions of this Warrant Certificate, "Common Shares" shall thereafter mean the shares, other securities or other property resulting from such subdivision, redivision, reduction, combination or consolidation or other adjustment.

2.        All Warrant Certificates shall be signed by an officer of the Corporation holding office at the time of signing, or any successor or replacement of such person and notwithstanding any change in any of the persons holding said offices between the time of actual signing and the delivery of the Warrant Certificate, the Warrant Certificate so signed shall be valid and binding upon the Corporation.

3.        All rights under any of the Warrants in respect of which the right of subscription and purchase therein provided for shall not theretofore have been exercised shall wholly cease and such Warrants shall be wholly void and of no valid or binding effect after the Expiry Time on the Expiry Date.

4.	(a)

Pursuant to the terms and conditions set forth in this Warrant, this Warrant is exercisable at any time, in whole or in part, at or before the Expiry Date, at the option of the Holder, upon surrender of this Warrant Certificate to the Corporation together with a duly completed and executed subscription substantially in the form attached as Schedule "A" (the "Subscription Form"), in the manner therein indicated, and payment of an amount equal to the Exercise Price multiplied by the number of Common Shares for which this Warrant is then being exercised ("Warrant Shares"), which payment may be satisfied, at the option of the Holder, (a) in cash, (b) through the exercise of Net Exercise Rights (as defined below), or (c) through any combination of the foregoing clauses (a) – (b). "Shares" as used herein means Common Shares, or any other equity securities into which such Common Shares are converted into or exchanged for in a Company Transaction (as defined below). Except as provided in the following sentence, any exercise of this Warrant hereunder shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant is surrendered to the Corporation as provided in this Warrant. Notwithstanding the foregoing, if an exercise of all or any portion of this Warrant is being made in connection with (i) a proposed public offering of any capital stock (or other securities) of the Corporation, (ii) a proposed Company Transaction, (iii) a proposed issuance or sale of capital stock or any other securities of the Corporation, or (iv) a proposed transfer of capital stock or other securities of the Corporation, then, at the election of the Holder, such exercise may be conditioned upon the consummation of such public offering, Company Transaction, or issuance, sale or transfer of capital stock or other securities, in which case (A) such exercise shall be effective concurrently with the consummation of such public offering, Company Transaction, or issuance, sale or transfer of capital stock or other securities, and (B) appropriate modifications will be made to the Subscription Form to reflect the conditionality specified in this sentence. At the effective time of any exercise of this Warrant, the person or persons in whose name or names any certificate for the Warrant Shares shall be issuable upon such exercise as provided in this Warrant shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificate.

(b)

In lieu of exercising the purchase rights represented by this Warrant on a cash basis, the Holder may elect to exercise such rights represented by this Warrant at any time and from time to time during the term, in whole or in part, on a net-issue basis (the "Net Exercise Right") by electing to receive the number of Warrant Shares that are equal in value to the value of this Warrant as determined in accordance with Section 4(c) (or any portion thereof to be canceled in connection with such Net Exercise Right) at the time of any such exercise of the Net Exercise Right, by delivery to the principal offices of the Corporation of this Warrant and a completed and duly executed Notice of Exercise appropriately adjusted to indicate that the Holder is exercising the Net Exercise Right.

(c)

In the event that the Holder shall elect to exercise the rights represented by this Warrant in whole or in part pursuant to the Net Exercise Rights provided in this section, the Corporation shall issue to the Holder the number of Warrant Shares determined in accordance with the following formula:

X = Y(A-B)
            A

where

X = the number of Warrant Shares to be issued to the Holder in connection with such Net Exercise Right.

Y = the number of Warrant Shares purchasable in respect of which the Net Exercise Right is elected in connection with an exercise of Warrants by the Holder.

A = the Current Market Price of one Warrant Share.

B = the Warrant Price in effect as of the date of exercise of the Net Exercise Right (as adjusted pursuant to this Warrant).

(d)

This Warrant is exercisable in whole or in part, at any time and from time to time on or before the Expiry Date set forth above. Notwithstanding any provision herein to the contrary, this Warrant shall automatically be deemed to be exercised in full through the exercise of the Net Exercise Right in the manner set forth in sections 4(b) and (c) of this Warrant, without any further action on behalf of Holder on the earliest date immediately prior to the time this Warrant would otherwise expire.

5.        Upon delivery and payment as set forth in section 4, the Corporation shall cause to be issued to the Holder the number of Common Shares subscribed for by the Holder and the Holder shall become a shareholder of the Corporation in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate or certificates evidencing such shares. The Corporation shall cause such certificate or certificates to be mailed to the Holder at the address or addresses specified in the Subscription Form within five (5) business days of such delivery and payment as set forth in section 4 or, if so instructed by the Holder, held for pick-up by the Holder at the principal office of the Corporation. Notwithstanding any adjustment provided for in section 9 hereof, the Corporation shall not be required upon the exercise of any Warrants to issue fractional Common Shares in satisfaction of its obligations hereunder and the Holder understands and agrees that it will not be entitled to any cash payment or other form of compensation in respect of a fractional Common Share that might otherwise have been issued.

6.	(a)

The Holder shall have the right to include all or any portion of the Shares underlying the Warrants (collectively, the "Registrable Securities") as part of any other registration of securities pursuant to a registration statement filed by the Corporation (other than in connection with a transaction of the type contemplated by Rule 145(a) promulgated under the U.S. Securities Act (as defined below), pursuant to Form S-8, F-4 or S-4 or any equivalent form, or in connection with the registration of securities as required by any agreement entered into by the Corporation prior to the Effective Date); provided, however, that if, in connection with any primary underwritten public offering for the account of the Corporation, the managing underwriter(s) thereof shall, in its reasonable discretion, impose a limitation on the number of Shares which may be included in the registration statement because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Corporation shall be obligated to include in such registration statement only such limited portion of the Registrable Securities with respect to which the Holder requested inclusion hereunder as the underwriter shall reasonably permit. Any exclusion of Registrable Securities shall be made pro rata among the holders seeking to include Registrable Securities in proportion to the number of Registrable Securities sought to be included by such holders.

(b)

The Corporation shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to section 6(a) hereof, but the holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the holders to represent them in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Corporation shall furnish the then-holders of outstanding Registrable Securities with not less than five (5) business days written notice prior to the proposed date of filing of such registration statement. Such notice to the holders shall continue to be given for each registration statement filed by the Corporation until the earlier of such time as all of the Registrable Securities have been (i) sold by the Holder or (ii) registered under a registration statement. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice within two (2) business days of the receipt of the Corporation’s notice of its intention to file a registration statement. Notwithstanding anything contained in this Warrant Certificate to the contrary, the Corporation shall have no obligation pursuant to section 6 hereof to register the Registrable Securities held by a Holder, other than the initial Holder of this Warrant Certificate or any of its permitted transferees, where such Holder would then be entitled to sell this Warrant Certificate and the Warrant Shares under Rule 144 promulgated under the U.S. Securities Act (or a successor rule thereto) without restriction (including, without limitation, volume restrictions) and without the need for current public information. No Holder shall have the right to participate in any of the foregoing offerings unless such Holder(s) has or shall furnish to the Corporation a completed and executed questionnaire provided by the Corporation to the Holder(s), at least seven (7) days in advance, requesting information customarily sought of selling security holders.

(c)

Should the registration statement or the effectiveness thereof required by section 6(a) hereof be delayed by the Corporation or the Corporation otherwise fails to comply with such provisions, the Holder(s) shall, in addition to any other legal or other relief available to the Holder(s), be entitled to seek specific performance or other equitable (including injunctive) relief against the threatened breach of such provisions or the continuation of any such breach, without the necessity of proving actual damages and without the necessity of posting bond or other security.

7.        The holding of a Warrant shall not constitute the Holder a shareholder of the Corporation nor entitle him to any right or interest in respect thereof except as herein expressly provided.

8.        The Corporation covenants and agrees that until the Expiry Time, while any of the Warrants shall be outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase herein provided, as such right of purchase may be adjusted pursuant to sections 9 and 10 hereof. The Corporation further covenants and agrees that while any of the Warrants shall be outstanding, the Corporation shall (a) comply with the securities legislation applicable to it; and (b) use its commercially reasonable efforts to do or cause to be done all things necessary to preserve and maintain its corporate existence. All Common Shares which shall be issued upon the exercise of the right to purchase herein provided for, upon payment therefor of the amount at which such Common Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non-assessable shares and the holders thereof shall not be liable to the Corporation or its creditors in respect thereof.

9.	(a)

For the purpose of Section 4 and this section 9, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor:

"Company Transaction" means: (i) a merger, amalgamation, arrangement or consolidation of the Corporation with or into any other company, entity or person; (ii) a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or a majority of the Corporation’s then outstanding securities or all or substantially all the Corporation’s assets; or (iii) a corporate dissolution or liquidation; provided, however, that a Company Transaction shall not include (X) a merger, amalgamation, arrangement or consolidation of the Corporation in which the holders of the outstanding voting securities of the Corporation immediately prior to the merger, amalgamation, arrangement or consolidation hold at least a majority of the outstanding voting securities of the successor Corporation immediately after the merger, amalgamation, arrangement or consolidation, (Y) a sale, lease, exchange or other transfer of the Corporation’s assets to a majority-owned subsidiary company or (Z) a transaction undertaken for the principal purpose of restructuring the equity of the Corporation, including but not limited to, reincorporating the Corporation in a different jurisdiction or creating a holding company, but which in any event does not provide for any distribution of cash or cash equivalents in respect of any security.

"Current Market Price" of the Common Shares at any date means the price per share equal to the ten day weighted average closing price of the Common Shares traded on the Nasdaq Global Market (“Nasdaq”) or, if the Common Shares are not then listed on the Nasdaq, on such other stock exchange on which the shares trade as may be selected by the directors of the Corporation for such purpose; and

"director" means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to action "by the directors" means action by the directors of the Corporation as a board or, whenever empowered, subject to applicable law, action by the executive committee of such board; and

(b)

If and whenever at any time after the date hereof and prior to the Expiry Time the Corporation shall (i) subdivide or redivide its then outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares or (iii) issue Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all of its then outstanding Common Shares by way of a stock dividend or other distribution (any of such events herein called a "Common Share Reorganization"), then the Exercise Price shall be adjusted effective immediately after the effective date of any such event in (i) or (ii) above or the record date at which the holders of Common Shares are determined for the purpose of any such dividend or distribution in (iii) above, as the case may be, by multiplying the Exercise Price in effect on such effective date or record date, as the case may be, by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, as the case may be, before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would be outstanding if such securities were exchanged for or converted into Common Shares.

(c)

If and whenever at any time after the date hereof and prior to the Expiry Time there is a capital reorganization of the Corporation or a reclassification or other change in the Common Shares (other than a Common Share Reorganization) or a consolidation or merger, amalgamation, arrangement or amalgamation of the Corporation with or into any other corporation or other entity (other than a consolidation, merger, amalgamation, arrangement or amalgamation which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the Corporation's undertaking and assets to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property) (any of such events being called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Holder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of Common Shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder has been the registered holder of the number of Common Shares to which the Holder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interest thereafter of the Holder such that the provisions of this Warrant Certificate shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of this Warrant Certificate.

(d)

If and whenever at any time after the date hereof and prior to the Expiry Time, any of the events set out in sections 9 (b) or (c) shall occur and the occurrence of such event results in an adjustment of the Exercise Price pursuant to the provisions of this section 9, then the number of Common Shares purchasable pursuant to this Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares then otherwise purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(e)

If the Corporation takes any action affecting its Common Shares to which the foregoing provisions of this section 9, in the opinion of the board of directors of the Corporation, acting in good faith, are not strictly applicable, or if strictly applicable would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes hereof, or would otherwise materially affect the rights of the Holder hereunder, then the Corporation shall, subject to the approval of the Nasdaq (or such other stock exchange or quotation system on which the Common Shares are then listed and posted (or quoted) for trading, as applicable), execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such manner as the board of directors of the Corporation may determine to be equitable in the circumstances, acting in good faith. The failure of the taking of action by the board of directors of the Corporation to so provide for any adjustment on or prior to the effective date of any action or occurrence giving rise to such state of facts will be conclusive evidence that the board of directors has determined that it is equitable to make no adjustment in the circumstances.

10.      The following rules and procedures shall be applicable to the adjustments made pursuant to section 9:

(a)

any Common Shares owned or held by or for the account of the Corporation shall be deemed not be to outstanding except that, for the purposes of section 9, any Common Shares owned by a pension plan or profit sharing plan for employees of the Corporation or any of its subsidiaries shall not be considered to be owned or held by or for the account of the Corporation;

(b)

no adjustment in the Exercise Price or the number of Common Shares purchasable pursuant to this Warrant shall be required unless a change of at least 1% of the prevailing Exercise Price or the number of Common Shares purchasable pursuant to this Warrant would result, provided, however, that any adjustment which, except for the provisions of this section 10(b), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(c)

the adjustments provided for in section 9 are cumulative and shall apply to successive subdivisions, consolidations, dividends, distributions and other events resulting in any adjustment under the provisions of such section;

(d)

in the absence of a resolution of the board of directors of the Corporation fixing a record date for any dividend or distribution referred to in section 9(b)(iii) above, the Corporation shall be deemed to have fixed as the record date therefor the date on which such dividend or distribution is effected;

(e)

if the Corporation sets a record date to take any action and thereafter and before the taking of such action abandons its plan to take such action, then no adjustment to the Exercise Price will be required by reason of the setting of such record date;

(f)

as a condition precedent to the taking of any action which would require any adjustment to the Warrants evidenced hereby, including the Exercise Price, the Corporation must take any corporate action which may be necessary in order that the Corporation shall have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all of the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof;

(g)

forthwith, but no later than fourteen (14) days, after any adjustment to the Exercise Price or the number of Common Shares purchasable pursuant to the Warrants, the Corporation shall provide to the Holder a certificate of an officer of the Corporation certifying as to the amount of such adjustment and, in reasonable detail, describing the event requiring and the manner of computing or determining such adjustment;

(h)

any question that at any time or from time to time arises with respect to the amount of any adjustment to the Exercise Price or other adjustment pursuant to section 9 shall be conclusively determined by a firm of independent chartered accountants (who may be the Corporation's auditors) and shall be binding upon the Corporation and the Holder;

(i)

any adjustment to the Exercise Price under the terms of this Warrant Certificate shall be subject to the prior approval of the Nasdaq (or such other stock exchange or quotation system on which the Common Shares are then listed and posted (or quoted) for trading, as applicable); and

(j)

in case the Corporation, after the date of issue of this Warrant Certificate, takes any action affecting the Common Shares, other than an action described in section 9, which in the opinion of the directors of the Corporation would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action by the directors of the Corporation but subject in all cases to any necessary regulatory approval, including approval of the Nasdaq (or such other stock exchange or quotation system on which the Common Shares are then listed and posted (or quoted) for trading, as applicable). Failure of the taking of action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

11.       At least 21 days prior to the effective date or record date, as the case may be, of any event referred to in section 9 herein, the Corporation shall notify the Holder of the particulars of such event and the estimated amount of any adjustment required as a result thereof.

12.      On the happening of each and every such event set out in section 9, the applicable provisions of this Warrant Certificate, including the Exercise Price, shall, ipso facto, be deemed to be amended accordingly and the Corporation shall take all necessary action so as to comply with such provisions as so amended.

13.      The Corporation shall not be required to deliver certificates for Common Shares while the share transfer books of the Corporation are properly closed, having regard to the provisions of sections 9 and 10 hereof, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares called for thereby during any such period, delivery of certificates for Common Shares may be postponed for not more than five (5) business days after the date of the re-opening of said share transfer books; provided, however, that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder so surrendering the same and making payment during such period to receive after the share transfer books shall have been re-opened such certificates for the Common Shares called for, as the same may be adjusted pursuant to sections 9 and 10 hereof as a result of the completion of the event in respect of which the transfer books were closed.

14.      Subject as hereinafter provided, all or any of the rights conferred upon the Holder by the terms hereof may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement contained herein shall be had against any shareholder, director or officer of the Corporation either directly or through the Corporation, it being expressly agreed and declared that the obligations under the Warrants are solely corporate obligations and that no personal liability whatever shall attach to or be incurred by the shareholders, directors or officers of the Corporation or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants.

15.      The Holder may subscribe for and purchase any lesser number of Common Shares than the number of Common Shares expressed in any Warrant Certificate. In the case of any subscription for a lesser number of Common Shares than expressed in any Warrant Certificate, the Holder hereof shall be entitled to receive, at no cost to the Holder, a new Warrant Certificate in respect of the balance of Warrants not then exercised. Such new Warrant Certificate shall be mailed to the Holder by the Corporation or, at its direction, the transfer agent of the Corporation, contemporaneously with the mailing of the certificate or certificates representing the Common Shares issued pursuant to section 5.

16.      If any Warrant Certificate becomes stolen, lost, mutilated or destroyed, the Corporation shall, on such terms as it may in its discretion impose, acting reasonably, issue and sign a new Warrant Certificate of like denomination, tenor and date as the Warrant Certificate so stolen, lost, mutilated or destroyed for delivery to the Holder. The applicant for the issue of a new Warrant Certificate pursuant to this section shall bear the cost of the issue thereof and in the case of mutilation shall as a condition precedent to the issue thereof, deliver to the Corporation the mutilated Warrant Certificate, and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation in its discretion and the applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation in its discretion and shall pay the reasonable charges of the Corporation in connection therewith.

17.      The Holder may transfer the Warrants represented hereby by:

(a)	duly completing and executing the transfer form attached as Schedule "B" ("Transfer Form"); and

(b)

surrendering this Warrant Certificate and the completed Transfer Form, together with such other documents as the Corporation may reasonably request, to the Corporation at the address set forth on the Transfer Form or such other office as may be specified by the Corporation, in a written notice to the Holder, from time to time, provided that all such transfers shall be effected in accordance with all applicable securities laws, and provided that, after such transfer, the term "Holder" shall mean and include any transferee or assignee of the current or any future Holder. If only part of the Warrants evidenced hereby is transferred, the Corporation will deliver to the Holder and the transferee replacement Warrant Certificates substantially in the form of this Warrant Certificate.

18.       Neither the issuance and sale of the securities represented by this Warrant Certificate nor the Common Shares into which these securities are exercisable have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or applicable state securities laws. These securities may not be offered for sale, sold, transferred or assigned unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available, and the Corporation and its transfer agent has received an opinion of counsel of recognized standing in form and substance reasonably satisfactory to them to such effect.

18.      Any certificate representing Common Shares issued upon the exercise of this Warrant may bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED UNLESS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE, AND THE CORPORATION AND ITS TRANSFER AGENT HAVE RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THEM TO SUCH EFFECT."

19.      The Corporation will maintain a register of holders of Warrants at its principal office. The Corporation may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Corporation shall not be affected by any notice or knowledge to the contrary except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction. A Holder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Holder of the Common Shares purchasable pursuant to such Warrant shall be a good discharge to the Corporation for the same and the Corporation shall not be bound to inquire into the title of any such Holder except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

20.      The Corporation shall notify the Holder forthwith of any change of the Corporation’s address. 21. All notices to be sent hereunder shall be deemed to be validly given to the registered holders of the Warrants if delivered personally or if sent by registered letter through the post addressed to such holders at their post office addresses appearing in the register of Warrant holders caused to be maintained by the Corporation, and such notice shall be deemed to have been given, if delivered personally when so delivered, and if sent by post on the fifth business day next following the post thereof.

22.      If for any reason, other than the failure or default of the Holder, the Corporation is unable to issue and deliver the Common Shares or other securities as contemplated herein to the Holder upon the proper exercise by the Holder of the right to purchase any of the Common Shares purchasable upon exercise of the Warrants represented hereby, the Corporation may pay, at its option and in complete satisfaction of its obligations and the rights of the Holder hereunder, to the Holder, in cash, an amount equal to the difference between the Exercise Price and the Current Market Price of such Common Shares or other securities on the date of exercise by the Holder, and upon such payment the Corporation shall have no liability or other obligation to the Holder relating to or in respect of the Warrants or this Warrant Certificate.

23.      This Warrant Certificate shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable herein.

24.      If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Warrant Certificate, but this Warrant Certificate shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

25.      This Warrant Certificate shall enure to the benefit of and shall be binding upon the Holder and the Corporation and their respective successors and assigns.

            IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer.

            DATED as of the 6th day of April, 2016.

SPHERE 3D CORP.

Per:	/s/ Kurt Kalbfleisch
Kurt Kalbfleisch, Chief Financial Officer

Schedule "A"

SUBSCRIPTION FORM

TO BE COMPLETED IF WARRANTS ARE TO BE EXERCISED:

TO:	SPHERE 3D CORP.
240 Matheson Blvd E., Mississauga, Ontario, L4Z 1X1

The undersigned hereby subscribes for ________________________ Common Shares of Sphere 3D Corp. according to the terms and conditions set forth in the annexed Warrant Certificate (or such number of other securities or property to which such Warrant Certificate entitles the undersigned to acquire under the terms and conditions set forth in such Warrant Certificate).

Registered Name:

Address for Delivery of Common Shares:

Attention: _______________________________

[ ]	Exercise Price Tendered (US$[•] per Common Share or as adjusted) of $

OR

[ ]	Exercise Price Tendered by exercise of Net Exercise Rights in accordance with Sections 4(b) and (c) of the Warrant

OR

[ ]	Exercise Price Tendered (US$____ per Common Share or as adjusted) of $ in cash and the remainder through the exercise of Net Exercise Rights in accordance with Sections 4(b) and (c) of the Warrant

Capitalized terms not defined herein shall have the meanings assigned to them in the Warrant Certificate to which this subscription form is attached.

Dated at _______________________________________, this ______day of __________________________, 20 .

)
)
WITNESS:	)	HOLDER'S NAME
)
)
	)	AUTHORIZED SIGNATURE
)
)
	)	TITLE (IF APPLICABLE)

Signature guaranteed1:

______________________________________________________________________________________
1.           If the Common Shares are to be registered in a name other than the name of the registered Warrant Holder, the signature of the Warrant Holder must be medallion guaranteed by a bank, trust company or a member of a stock exchange in Canada.

Schedule "B"

WARRANT TRANSFER FORM

FOR VALUE RECEIVED, subject to receipt of prior written approval of SPHERE 3D CORP. (the "Company"), the undersigned (the "Transferor") hereby sells, assigns and transfers unto (name)______________________________________________ (the "Transferee") of (residential address) ______________________________ __________________________________________________________________________________________________________________________
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Warrants of the Company registered in the name of the undersigned represented by the within certificate, and irrevocably appoints the Company as the attorney of the undersigned to transfer the said securities on the register of transfers for the said Warrants, with full power of substitution.

NOTICE:

The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement or any change whatever, and must be guaranteed by a bank, trust company or a member of a recognized stock exchange. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

DATED this ________ day of ________________, 20_____ .

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Signature Guaranteed	(Signature of transferring Warrantholder)

Name (please print)

Address

TRANSFEREE ACKNOWLEDGMENT

In connection with this transfer the undersigned transferee is delivering a written opinion of U.S. Counsel acceptable to the Company to the effect that this transfer of Warrants has been registered under the 1933 Act or is exempt from registration thereunder.

(Signature of Transferee)

Date	Name of Transferee (please print)

The Warrants and the common shares issuable upon exercise of the Warrants shall only be transferable in accordance with applicable laws. The Warrants may only be exercised in the manner required by the certificate representing the Warrants and the Warrant Exercise Form attached thereto. Any common shares acquired pursuant to this Warrant shall be subject to applicable hold periods and any certificate representing such common shares will bear restrictive legends.